UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025.

Commission File Number 001-35203

Theratechnologies Inc.

(Translation of registrant’s name into English)

2015 Peel Street, Suite 1100

Montreal, Quebec

H3A 1T8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release Dated September 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THERATECHNOLOGIES INC.
By:	/s/ Jocelyn Lafond
Name:	Jocelyn Lafond
Title:	General Counsel and Corporate Secretary

Date: September 17, 2025